EXHIBIT 99.4

GUARDIAN 8 HOLDINGS
RELATED PARTY TRANSACTION POLICY

The Guardian 8 Holdings (“G8” or the “Company”) Board of Directors has adopted the following policy related to the review, approval or ratification of Related Party Transactions. The Board of Directors, acting as the governance committee (the “Committee”) will have responsibility for overseeing this policy and may review and amend this policy from time to time.

A. Definitions:

A “5% Stockholder” means an entity or person that is known to be the beneficial owner of more than 5% of any class of G8’s voting securities, excluding any beneficial owner that reports its ownership on Schedule 13G.

“Board of Directors” means the Board of Directors of G8.

The “CEO” means the Chief Executive Officer of G8.

The “Company” means G8 and its consolidated subsidiaries.

A “Director” means a member of the Board of Directors of the Company.

An “Executive Officer” means the chairman, president, any vice president in charge of a principal business unit, division or function (such as sales, administration, or finance) and any other person who performs a policy making function for the Company. Executive officers of subsidiaries may be deemed Executive Officers of G8 if they perform such policy making functions for G8.

An “Immediate Family Member” of a person means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the person, any person (other than a tenant or employee) sharing the person’s household.

The “Governance Committee” or “Committee” means the Board of Directors, acting in the capacity of a governance committee.

A “Related Party” means any person:

(1)	who is or at any time since the beginning of the Company’s last fiscal year was, a director or Executive Officer of G8 or a nominee to become a director of G8;
(2)           who is a 5% Stockholder; or
(3)           who is an Immediate Family Member of any of the foregoing persons.

A “Related Party Transaction” means:

(1)
any transaction, or a series of similar transactions, which is currently proposed or has been in effect at any time since the beginning of the last fiscal year, in which the Company was, or is proposed to be, a participant, in which a Related Party had, has or will have a direct or indirect material interest, and where the amount involved exceeds (i) $120,000, or (ii) one percent of the average of G8’s total assets at year end for the last two completed fiscal years; and

(2)	any material amendment or modification to the foregoing regardless of whether such transaction has previously been approved in accordance with this policy.

The “SC” means the Company’s securities counsel, DeMint Law, PLLC.

“SEC” means the United States Securities and Exchange Commission.

B. Policy:

It is the Company’s policy that all Related Party Transactions shall be approved or ratified in accordance with this policy by the CEO or the Committee. A Related Party Transaction entered into without pre-approval of the CEO or the Committee shall not be deemed to violate this policy, or be invalid or unenforceable, as long as the transaction is approved by the CEO or the Committee as soon as reasonably practicable after it is entered into.

C. Application:

The procedures set forth in this policy are supplemental to, and are not intended to replace or supersede, any other policies or procedures of the Company that require any governing body or an officer of the Company to review and/or approve transactions. In addition, these procedures are supplemental to, and are not intended to replace or supersede, the Company’s other policies and procedures that may be applicable to transactions with related persons, including the Company’s guidelines for business conduct, code of ethics and the corporate governance guidelines. Directors and Executive Officers shall continue to adhere to their obligations and responsibilities under the foregoing other policies and procedures. Transactions that are subject to the procedures set forth in this policy must be reported by each Director, nominee for Director, and Executive Officer as required by Section D regardless of whether such transactions are in compliance with the foregoing other policies and procedures.

Approval or ratification of a Related Party Transaction in accordance with the procedures set forth in this policy shall not constitute final approval of the Company’s participation in the transaction in any case where, in accordance with the standard governance practices and procedures of the Company, the approval of the transaction by the Board of Directors, a Committee of the Board of Directors or an officer of the Company would be required; nor, in any such case, shall the prior approval by the CEO or the Committee relieve the Related Party from providing to the Board of Directors, such Committee or such officer, as applicable, full disclosure of the material facts regarding the nature of the transaction and the related person’s relationship to and interest in the transaction.

D. Notice of Potential Related Party Transactions:

Any Executive Officer or Director shall notify the chairman of the Committee and the SC as soon as reasonably practicable about any potential Related Party Transaction. Although this policy requires notice of all potential Related Party Transactions, Executive Officers or Directors should pay particular attention to relationships that are outside the ordinary course of business, such as employment of Immediate Family Members; transactions that would be considered unusual for one or both of the parties; and transactions that are provided on terms that would be more favorable than those available to the general public.

E. Determination of Related Party Transactions:

The chairman of the Committee, in consultation with the SC, shall determine whether a potential transaction or relationship constitutes a Related Party Transaction that requires compliance with this policy and/or disclosure as a Related Party Transaction under applicable SEC rules. A list of transactions that have been determined not to be Related Party Transactions, and, therefore, not subject to this policy, is attached as Exhibit 1.

If the chairman of the Committee and the SC determine that the transaction or relationship constitutes a Related Party Transaction, the transaction will be referred to the CEO or the Committee in accordance with Section F of this policy.

F. Review and Approval or Ratification of Related Party Transactions:

Related Party Transactions involving Executive Officers and/or their Immediate Family Members other than the CEO will be referred to the CEO for approval. Related Party Transactions involving 5% Stockholders, Directors, Director nominees or the CEO and/or their Immediate Family Members will be referred to the Committee for approval. All determinations by the CEO under this policy shall be reported to the Committee at its next regularly scheduled meeting.

In reviewing Related Party Transactions, the CEO or the Committee will be provided with full details of the Related Party Transaction, including:

(1)           the terms of the transaction;

(2)           the business purpose of the transaction;

(3)           the benefits to the Company and to the relevant Related Party; and

(4)	whether the transaction would require a waiver of the Company’s Code of Ethics.

In determining whether to approve a Related Party Transaction, the CEO and the Committee will consider, among other things, the following factors to the extent relevant to the Related Party Transaction:

(1)	whether the terms of the Related Party Transaction are fair to the Company and such terms would be on the same basis if the transaction did not involve a Related Party;

(2)	whether there are business reasons for the Company to enter into the Related Party Transaction;

(3)	whether the Related Party Transaction would impair the independence of an outside Director;

(4)	whether the Related Party Transaction would present an improper conflict of interest for any Director or Executive Officer of the Company, taking into account:
(i)           the size of the transaction,
(ii)           the overall financial position of the Director or Executive Officer,
(iii)	the direct or indirect nature of the Director’s or Executive Officer’s interest in the transaction,
(iv)	and the ongoing nature of any proposed relationship, and any other factors deemed relevant; and

(5)           whether the Related Party Transaction is material, taking into account:
(i)           the importance of the interest to the Related Party,
(ii)	the relationship of the Related Party to the transaction and of Related Parties to each other,
(iii)           the dollar amount involved and
(iv)	the significance of the transaction to G8’s investors in light of all the circumstances.

Any member of the Committee who has an interest in the transaction under discussion will abstain from voting on the approval of the Related Party Transaction, but may, if so requested by the chairman of the Committee, participate in some or all of the Committee’s discussions of the Related Party Transaction.

G. Transactions That Are Not Ratified:

In any case where either the CEO or the Committee determines not to ratify a Related Party Transaction that has been entered into without approval, such approvers may consider additional action, in consultation with counsel, including, but not limited to, termination of the transaction on a prospective basis, rescission of such transaction or modification of the transaction in a manner that would permit it to be ratified by the CEO or the Committee, as the case may be.

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Exhibit 1

Transactions that are not Related Party Transactions

Executive officer compensation and benefit arrangements (including the exercise of any rights or sale of instruments received in connection with such compensation plans), and corporate-sponsored investment opportunities approved by the Board of Directors or the Committee.

Director compensation arrangements approved by the Board of Directors or the Committee.

Ordinary course business travel and expenses, advances and reimbursements.

Indemnification payments and payments under directors and officers indemnification insurance policies made pursuant to the G8 Articles of Incorporation or Bylaws or pursuant to any policy, agreement or instrument. Any transaction between the Company and any entity in which a Related Party has a relationship solely as a director, a less than 5% equity holder, or an employee (other than an Executive Officer) or all of these relationships. Consumer and investor financial products and services provided to Related Parties in the ordinary course of the Company’s business and on substantially the same terms as those prevailing at the time for comparable services provided to unrelated third parties or to the Company’s employees on a broad basis (and, in the case of loans, in compliance with the Sarbanes-Oxley Act of 2002).